FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2012 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Explanatory Note

This Amendment No. 1 on Form 6-K/A to the Report on Form 6-K for the month of August 2012 No.3 originally filed with the Securities and Exchange Commission on August 10, 2012 (the “August 10, 2012 Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.  This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to amend, update or restate the information in any other item of such August 10, 2012 Form 6-K, or reflect any events that have occurred after such Report was originally filed.

Exhibit 101	Financial information from the registrant’s Quarterly Report on Form 6-k for the quarter ended June 30, 2012, formatted in XBRL.

This Form 6-K/A, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 7, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary